FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for 12 May 2004

Transco plc
1-3 Strand
London WC2N 5EH
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 12 May 2004                                                       By:    s/ David C. Forward
                                                                                      David C. Forward
                                                                                      Authorised signatory

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcement to the London Stock Exchange
of 12 May 2004

                                                                          Transco plc
                                                                          1-3 Strand
                                                                          London
                                                                          WC2N 5EH
                                                                          United Kingdom

____________________________________________________________________

Announcement:

12 May 2004-         'Subsidiary Notes Guaranteed by National Grid Transco'

Transco plc press release
12 May 2004

SUBSIDIARY NOTES GUARANTEED BY NATIONAL GRID TRANSCO

Transco plc today announced that its parent National Grid Transco plc (NGT) will guarantee the payment of the 6.625% Guaranteed Notes Due 2018 in the aggregate principal amount of US$300 million (CUSIP NO. 111022AA7) issued in June 1998 by British Transco Finance Inc. and guaranteed by Transco plc, so long as they remain wholly owned subsidiaries of NGT. Following the merger with Lattice Group in 2002, both British Transco Finance Inc. and Trasco plc became wholly owned subsidiaries of NGT. NGT will enter into a supplemental indenture with British Transco Finance Inc., Transco plc and The Bank of New York, as trustee, with respect to its issuance of the additional guarantee.

Following the issuance of the additional guarantee by NGT, Transco plc intends to cease filing periodic reports with the United States Securities and Exchange Commission (SEC) in accordance with SEC rules and regulations. Instead, NGT will include additional financial information in its notes to the financial statements with respect to Transco plc and British Transco Finance Inc. in its annual reports filed on Form 20-F with the SEC, so long as they remain wholly owned subsidiaries of NGT.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state in which such offer, solicitation or sale is not permitted.

Contact: Andrew Kluth (Tel: +44 20 7004 3365)

Disclaimer

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as legislative changes and changes in SEC rules and regulations and changes in our ownership structure. For a more detailed description of additional assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.